FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: Commission File Number :	August, 2007 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

    Press Release, dated August 2, 2007, relating to: Results for the first half at June 30, 2007

Page 1 of 37 Total Pages

Paris, August 2, 2007	Euronext: LG, NYSE: LR

RESULTS FOR THE FIRST HALF AT JUNE 30, 2007

RECORD FIRST HALF

WITH EARNINGS UP SHARPLY IN THE SECOND QUARTER

The Board of Directors of Lafarge, chaired by Bruno Lafont, met on August 1st 2007 to approve the accounts for the half year ending June 30 2007.

KEY FIGURES UP IN H1

• Sales up 4% to €8,385 million • Current operating income up 20% to €1,360 million	• Net income Group share up 70% to €934 million • Earnings per share up 71% to €5.38

FURTHER GROWTH IN Q2

• Sales up 2% to €4,690 million • Current operating income up 11% to €1,015 million	• Net income Group share up 17% to €572 million • Earnings per share up 18% to €3.31

GROUP HIGHLIGHTS IN H1 2007

•	Record first half

o	Strong organic growth: sales up 6% in second quarter and 8% in first half at constant scope and exchange rates.
o	Cost reductions implemented throughout the Group, in line with our Excellence 2008 program.
o	Current operating income in our North American Cement and Aggregates & Concrete businesses is up 21% in the first half.
o	Operating margin is up 210 basis points in first half.
o	Cash flow from operations increases by 19% in the second quarter and 13% in the first half (+24% excluding one-offs).
o	Exchange rate fluctuations are significant: at constant exchange rates, current operating income is up 15% in the second quarter and up 24% in the first half.
o	Excluding capital gains on Roofing and Turkey disposals, earnings per share is up 23% in the first half and 18% in the second quarter.
•	Divestment of the Roofing business and of our activities in Central Anatolia, Turkey.
•	Share buy-back of 1.8% of the Group’s capital.
•	Launch of two new value-added concrete products, Extensia and Chronolia, in France, the UK and North America.
•	Announcement of our “Sustainability Ambitions 2012”, our road-map towards sustainable leadership.
•	Appointment of new Group Executive Committee.

BRUNO LAFONT, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF LAFARGE, COMMENTED:

“The increase in our earnings in the first half reflects the structural improvement in our operations and the cost reductions implemented throughout the Group. Our margins are up sharply. The quality of the results of our North American operations in the current market environment is worth highlighting. We are confident for the second half of the year.”

Page 2 of 37 Total Pages

Paris, August 2, 2007

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2007

In M€	6 MONTHS			Q2
	2006	2007	Variation	2006	2007	Variation
Sales	8,054	8,385	+ 4%	4,576	4,690	+ 2%
Current operating income	1,134	1,360	+ 20%	916	1,015	+ 11%
Net income Group share	548	934	+ 70%	490	572	+ 17%
Earnings per share in €	3.14€	5.38€	+ 71%	2.81€	3.31€	+ 18%
Cash flow from operations	1,164	1,310	+ 13%	926	1,102	+ 19%
Excluding exceptionals(1)	1,164	1,439	+ 24%	926	1,102	+19%
Group net debt	10,610	9,445	- 11%
(1)	Cash flow from operations for the first quarter of 2007 includes an exceptional contribution of €129 million to the UK pension fund.

CURRENT OPERATING INCOME AT JUNE 30, 2007

In M€	6 MONTHS			Q2
	2006	2007	Variation	2006	2007	Variation
Cement	871	1,070	+ 23%	672	772	+ 15%
Aggregates & Concrete	188	244	+ 30%	206	226	+ 10%
Gypsum	110	82	- 25%	62	36	- 42%
Other	(35)	(36)		(24)	(19)
TOTAL	1,134	1,360	+ 20%	916	1,015	+ 11%

H1 2007 HIGHLIGHTS BY BUSINESS

CEMENT

•	Sales up: + 5% to €2,779 million in the second quarter; +7% to €4,974 million in the first half.
•	Current operating income up: +15% in the second quarter; +23% in the first half.
•	Strong improvement in operating margin: 21.5% compared to 18.8% in the first half of 2006.
•	Positive trends in most of our markets.
•	Higher earnings in North America, in spite of the impact of the residential market slowdown.
•	Strong increase in earnings in Central and Eastern Europe, and in Asia.
•	Sustained price increases, against a background of higher energy and transportation costs.

AGGREGATES & CONCRETE

•	Sales stable at €1,724 million in the second quarter; up 1% to €3,002 million in the first half.
•	Current operating income up: +10% in the second quarter; +30% in the first half.
•	Improvement in operating margin, to 8.1% compared to 6.3% in the first half of 2006.
•	Positive pricing trends.
•	Increased contribution from value-added concrete products.

Page 3 of 37 Total Pages

Paris, August 2, 2007

GYPSUM

•	Sales stable at €826 million in the first half.
•	Current operating income and operating margin down, due to residential market slowdown in North America.
•	Strong increase in results in all other markets.

CAPITAL EXPENDITURE AND DISPOSALS IN THE FIRST HALF OF 2007

•	In the first half, investments mainly concerned the following operations:
o

Development capital expenditure, to increase production capacity, totaled €336 million in the first half (€213 million in the first half of 2006). These investments are part of our program to build 45 million tons of cement production capacity, and include the reconstruction of our Aceh plant in Indonesia, as well as the construction of new production lines in Zambia, China, India, Ecuador and South Africa. They also include new plasterboard production lines at Silver Grove (U.S.) and in the United Kingdom, as well as several debottlenecking investments at our Cement operations in France, Spain and Nigeria.

o	Sustaining capital expenditure totaled €389 million in the first half (€417 million in the first half of 2006).
o

Acquisitions totaled €877 million (€ 3,061 million in the first half of 2006). They include the purchase of a 26% stake in Heracles, in Greece, for €322 million, raising the Group’s stake to 79.17%; a 35% interest in the new entity Lafarge Roofing for €217 million; the acquisition of aggregates activities in the Chicago region; and the acquisition of Cimpor shares on the market for a total of €150 million. As at 31 July 2007, Lafarge holds a 17% stake in Cimpor.

•	Disposals mainly related to the sale of our Roofing business to PAI Partners and the sale of our Cement, Aggregates & Concrete business in Central Anatolia, Turkey.

OUTLOOK FOR 2007

•	The positive trends observed in the first half confirm our positive market outlook for 2007, with strong growth expected in emerging markets.
o	In the Cement business, we anticipate strong demand and high prices on the whole, in spite of a slowdown in market conditions in North America.
o	We expect another year of growth for our Aggregates & Concrete business in 2007, with particularly strong performance in emerging markets.
o

For the Gypsum business, 2007 should be a good year in Western and Eastern Europe and in Asia, in terms of both volumes and prices. Our North American operations should, however, be strongly impacted by the residential market slowdown.

•	Energy and transport costs are expected to be higher in 2007.
•	The action plans developed to reduce costs in all our businesses and all countries as part of our “Excellence 2008” strategic plan should generate substantial cost savings in 2007.

OSCAR FANJUL APPOINTED NON EXECUTIVE VICE CHAIRMAN OF THE LAFARGE BOARD OF DIRECTORS

The Board of Directors of Lafarge, at a meeting on August 1st chaired by Bruno Lafont, appointed Oscar Fanjul as non-executive Vice Chairman of the Board.

Oscar Fanjul, 57, has been an independent member of the Lafarge Board since 2005. He was founding Chairman and CEO of Repsol YPF, the Spanish energy group, from 1985 to 1996. He is now Honorary Chairman of Repsol. He is also a director of the boards of Areva, Marsh & McLennan and the London Stock Exchange.

BRUNO LAFONT, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF LAFARGE, STATED:

“I am delighted that Oscar Fanjul has agreed to bring his experience and remarkable skills to foster continuous improvement in the governance of our Board of Directors.”

Page 4 of 37 Total Pages

Paris, August 2, 2007

NOTES TO EDITORS

Lafarge is the world leader in building materials, with top-ranking positions in all of its businesses: Cement, Aggregates & Concrete and Gypsum. With 71,000 employees in over 70 countries, Lafarge posted sales of Euros 17 billion and net income of Euros 1.4 billion in 2006.

Lafarge is the only company in the construction materials sector to be listed in the 2007 ‘100 Global Most Sustainable Corporations in the World’. Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

Practical information:

Analysts & Investors conference call on Second Quarter Results to June 30, 2007

Following the release of Lafarge’s Second Quarter Results to June 30, 2007, a conference call will be held on:

August 2nd, 2007 at 02:00 PM CET, in English (01:00 PM UK time; 08:00 AM EDT in North America), hosted by Jean-Jacques Gauthier, Chief Financial Officer

If you wish to participate in the conference call, please dial:

From France: +33 (0)1 70 99 42 97

UK and International dial in number: +44(0)20 7806 1968

From USA, toll free (US only): +1718 354 1391

Conference call name: “Lafarge”

Please note that a playback will be available:

online through www.lafarge.com one hour after the end of the conference call, or by phone, from August 2nd, 2007 at 17:30 CET, to August 10th, 2007 at 00:00 AM CET at the following numbers:

From France: +33 (0)1 71 23 02 48

UK and International dial in number: +44 (0)20 7806 1970

From USA, toll free (US only): +1 718 354 1112

Pin code for all numbers: 2761428#

Statements made in this press release that are not historical facts, including statements regarding our expectations on market trends, price increases, energy costs, cost reduction and growth in our results, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

COMMUNICATION		RELATIONS INVESTISSEURS

Stéphanie Tessier :	+33(1) 44 34 92 32	Yvon Brindamour :	+33 (1) 44 34 11 26
Stephanie.tessier@lafarge.com		Yvon.brindamour@lafarge.com

Lucy Wadge / Saint-Antonin :	+33(1) 44 34 19 47	Daniele Daouphars :	+33 (1) 44 34 11 51
Lucy.saint-antonin@lafarge.com		Daniele.daouphars@lafarge.com

Claire Mathieu :	+33(1) 44 34 18 18	Stéphanie Billet :	+33 (1) 44 34 94 59
Claire.mathieu@lafarge.com		Stephanie.billet@lafarge.com

Page 5 of 37 Total Pages

Interim Report at June 30, 2007
1	CONSOLIDATED KEY FIGURES	PAGE 7
2	REVIEW OF OPERATIONS AND FINANCIAL RESULTS	PAGE 9
3	CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18
4	AUDITORS REPORT	PAGE 36

Page 6 of 37 Total Pages

KEY FIGURES

1. Consolidated key figures

In order to reflect its divestment, the Roofing division is presented as discontinued operations in the Group’s financial statements. In compliance with IFRSs, the contribution of the Roofing Division to the Group’s consolidated statement of income and statement of cash flows, is presented on specific lines for all the years presented. In the Group’s consolidated balance sheet, Roofing assets and liabilities are shown on separate lines for December 2006, only, with no restatement for prior years.

Hereinafter, and in our other shareholder and investor communications, “current operating income” refers to the subtotal “operating income before capital gains, impairment, restructuring and other” on the face of the Group’s consolidated statement of income. This measure excludes from our operating results those elements that are by nature unpredictable in their amount and/or in their frequency, such as capital gains, asset impairments and restructuring costs. While these amounts have been incurred in recent years and may recur in the future, historical amounts may not be indicative of the nature or amount of these charges, if any, in future periods. The Group believes that the subtotal “current operating income” is useful to users of the Group’s financial statements as it provides them with a measure of our operating results which excludes these elements, enhancing the predictive value of our financial statements and provides information regarding the results of the Group’s ongoing trading activities that allows investors to better identify trends in the Group’s financial performance.

In addition, current operating income is a major component of the Group’s key profitability measure, return on capital employed (which is calculated by dividing the sum of “operating income before capital gains, impairment, restructuring and other”, after tax, and income from associates by the averaged capital employed). This measure is used by the Group internally to: a) manage and assess the results of its operations and those of its business segments, b) make decisions with respect to investments and allocation of resources, and c) assess the performance of management personnel. However, because this measure has limitations as outlined below, the Group limits the use of this measure to these purposes.

The Group’s subtotal within operating income may not be comparable to similarly titled measures used by other entities. Further, this measure should not be considered as an alternative for operating income as the effects of capital gains, impairment, restructuring and other amounts excluded from this measure do ultimately affect our operating results and cash flows. Accordingly, the Group also presents “operating income” within the consolidated statement of income which encompasses all amounts which affect the Group’s operating results and cash flows.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 7 of 37 Total Pages

KEY FIGURES

Sales

	6 Months		% Variance	2nd Quarter		% Variance
(million euros)	2007	2006		2007	2006

By geographical zone of destination
Western Europe	3,181	2,963	7%	1,673	1,604	4%
North America	2,068	2,296	-10%	1,297	1,411	-8%
Mediterranean Basin	361	390	-7%	201	231	-13%
Central and Eastern Europe	643	396	62%	400	279	43%
Latin America	424	396	7%	218	195	12%
Sub-Saharan Africa	833	821	1%	433	435	-
Asia	875	792	10%	468	421	11%

By business line
Cement	4,568	4,260	7%	2,561	2,430	5%
Aggregates & Concrete	2,997	2,968	1%	1,721	1,728	-
Gypsum	814	819	-1%	405	415	-2%
Other	6	7	-	3	3	-
Total	8,385	8,054	4%	4,690	4,576	2%

Current operating income
	6 Months		% Variance	2nd Quarter		% Variance
(million euros)	2007	2006		2007	2006

By geographical zone of destination
Western Europe	523	451	16%	343	311	10%
North America	179	188	-5%	241	261	-8%
Mediterranean Basin	102	103	-1%	67	70	-4%
Central and Eastern Europe	202	81	149%	164	96	71%
Latin America	77	75	3%	40	38	5%
Sub-Saharan Africa	174	173	1%	96	90	7%
Asia	103	63	63%	64	50	28%

By business line
Cement	1,070	871	23%	772	672	15%
Aggregates & Concrete	244	188	30%	226	206	10%
Gypsum	82	110	-25%	36	62	-42%
Other	(36)	(35)	-	(19)	(24)	-
Total	1,360	1,134	20%	1,015	916	11%

Other key figures
	6 Months		% Variance	2nd Quarter		% Variance
(million euros, except per share data)	2007	2006		2007	2006

Net income - Group share	934	548	70%	572	490	17%
Earnings per share (in euros)	5.38	3.14	71%	3.31	2.81	18%
Cash flow from operations	1,310	1,164	13%	1,102	926	19%
Excluding exceptionals (1)	1,439	1,164	24%	1,102	926	19%
Net debt	9,445	10,610
(1)	Cash flow from operations for the first 6 months of 2007 includes an exceptional contribution of €129 million to the UK pension fund (paid in 1st quarter)

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 8 of 37 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

2. Review of operations and financial results

Group highlights for the first six months of 2007

•	Record first half

o	Strong organic growth: sales up 6% in second quarter and 8% in first half at constant scope and exchange rates.

o	Cost reductions implemented throughout the Group, in line with our Excellence 2008 program.

o	Current operating income in our North American Cement and Aggregates & Concrete businesses is up 21% in the first half.

o	Operating margin is up 210 basis points in first half.

o	Cash flow from operations increases by 19% in the second quarter and 13% in the first half (+24% excluding one-offs).

o	Exchange rate fluctuations are significant: at constant exchange rates, current operating income is up 15% in the second quarter and up 24% in the first half.

o	Excluding capital gains on Roofing and Turkey disposals, earnings per share is up 23% in the first half and 18% in the second quarter.

•	Divestment of the Roofing business and of our activities in Central Anatolia, Turkey.

•	Share buy-back of 1.8% of the Group’s capital.

•	Launch of two new value-added concrete products, Extensia and Chronolia, in France, the UK and North America.

•	Announcement of our “Sustainability Ambitions 2012”, our road-map towards sustainable leadership.

•	Appointment of new Group Executive Committee.

Overview of operations: sales and current operating income

Consolidated sales and current operating income

All data regarding sales, sales volumes and current operating income include the proportional contributions of our proportionately consolidated subsidiaries.

In the first semester of 2007, consolidated sales increased by 4.1% over 2006 to 8,385 million euros (2.4% in the second quarter, to 4,690 million euros).

Sales benefited from sustained organic growth (7.9% over the first six months, 5.8% in the second quarter) reflecting solid trends in most of our markets. After an exceptionally strong first quarter, the second quarter marked the return to more normal trends although it was affected in several regions by unfavorable weather conditions. Currency impacts were unfavorable in the first six months of the year (-4.0%, or 295 million euros), mainly reflecting the depreciation of the US dollar, the Canadian dollar and the South African rand. Changes in the scope of consolidation had a modest net positive impact on sales of 18 million euros resulting from the positive contribution from the recently acquired Yunnan cement operations in China and aggregates businesses in the United States, partially offset by the impact of the disposal of our Turkish joint venture in Central Anatolia (which operated in cement, aggregates and concrete).

In the same period, the current operating income increased by 19.9% (23.7% at constant scope and exchange rates), to 1,360 million euros. In the second quarter, it increased by 10.8% (14.0% at constant scope and exchange rates), to 1,015 million euros. After an exceptional first quarter, the second quarter benefited from strong market conditions in Central and Eastern Europe. Solid performance of our North American operations that more than compensated the drop in volumes due to the slowdown of the residential market resulted in an increase in our results, when expressed in US dollars. Currency fluctuations negatively impacted the current operating income by 40 million euros, as a result of weaker US and Canadian dollars and South African rand. Changes in scope of consolidation had a 6 million euros positive impact on the current operating income.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 9 of 37 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Sales and Current operating income by segment

Individual segment sales information is discussed below before elimination of interdivisional sales.

Cement

	6 months		% Variance	Excluding foreign exchange and scope effects	2nd quarter		% Variance	Excluding foreign exchange and scope effects
(million euros)	2007	2006			2007	2006

Sales before elimination of interdivisional sales	4,974	4,641	+ 7.2%	+ 11.0%	2,779	2,642	+ 5.2%	+ 8.5%

Current operating income	1,070	871	+ 22.8%	+ 26.6%	772	672	+ 14.9%	+ 17.5%

Volumes trends for the first six months of 2007 were favorable, up 5.0% at 65.7 million tonnes, reflecting solid growth in most of our markets, North America being the noticeable exception and Central and Eastern Europe, the main contributor. Pricing trends remained strong in both quarters, reflecting a favorable global supply-demand balance in a context of rising costs. Strong cost management continued in the second quarter across the Division. At constant scope and exchange rates, current operating income increased by 26.6%, with Eastern and Western Europe, Asia and North America being the main drivers. In the second quarter it increased by 17.5%, benefiting from sustained trends in Central and Eastern Europe and strong performance of our North American operations.

WESTERN EUROPE

Sales:	€ 1,518 million at end of June 2007 (€ 1,396 million in 2006)
€ 808 million in the second quarter of 2007 (€ 775 million in 2006)

Current operating income:	€ 365 million at end of June 2007 (€ 316 million in 2006)
€ 244 million in the second quarter of 2007 (€ 228 million in 2006)

Sales and current operating income for the first six months of the year increased respectively by 8.7% to 1,518 million euros and by 15.5% to 365 million euros. In the second quarter, they increased respectively by 4.3% to 808 million euros and by 7.0% to 244 million euros. The second quarter was contrasted, showing some growth in the UK, but softness in France and Spain, affected by wet weather and local or national elections. Our Greek operations suffered in the quarter from the combination of rain in May, heat wave in June and social problems at one of our plants. Pricing trends remained strong overall, in a context of high energy costs. Current operating income at constant scope of consolidation and exchange rates was up 15.0% compared to the first half of 2006 (3.5% in the second quarter).

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 10 of 37 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

NORTH AMERICA

Sales:	€ 839 million at end of June 2007 (€ 908 million in 2006)
€ 523 million in the second quarter of 2007 (€ 551 million in 2006)

Current operating income:	€ 127 million at end of June 2007 (€ 110 million in 2006)
€ 146 million in the second quarter of 2007 (€ 134 million in 2006)

Sales for the first six months of the year decreased by 7.6% (by 5.1% in the second quarter), due to the unfavorable impact of exchange rates. At constant scope and exchange rates, sales were almost stable in the first six months, down 0.1%, the positive evolution of prices almost offsetting a 5.5% drop in domestic volumes resulting from the continued softening of the residential sector. In the second quarter sales increased by 1.8%, the drop in domestic volumes being limited to 3.1% thanks to May and June sales levels in the Lakes and Seaway region being close to last year levels and to West market conditions remaining favorable. Price increases were implemented in January or April in most districts. Currency impacts were highly unfavorable over the first half of the year (7.4%, or 68 million euros).

Current operating income increased by 15.4% to 127 million euros in the first half year (by 9.0% in the second quarter to 146 million euros), despite a 8 million euros unfavorable impact of exchange rates (10 million euros in the second quarter). At constant scope of consolidation and exchange rates, current operating income for the half year grew by 25.2% (18.1% in the second quarter). Strong performance of our plants, tight control over costs combined with continued pricing achievement more than offset the decline in volumes and the inflated energy cost, leading to improved results.

GROWING MARKETS

Sales:	€ 2,617 million at end of June 2007 (€ 2,337 million in 2006)
€ 1,448 million in the second quarter of 2007 (€ 1,316 million in 2006)

Current operating income:	€ 578 million at end of June 2007 (€ 445 million in 2006)
€ 382 million in the second quarter of 2007 (€ 310 million in 2006)

Overall sales grew by 12.0% over 2006 levels to 2,617 million euros (10.0% in the second quarter, to 1,448 million euros), with Central and Eastern Europe and Asia mainly contributing to this growth. At constant scope of consolidation and exchange rates, half year sales increased by 17.1% (14.5% in the second quarter). Current operating income in growing markets went up 29.9% to 578 million euros (up 23.2% in the second quarter, to 382 million euros) compared to 2006, all regions but Sub-Saharan Africa contributing to this growth. Currency fluctuations in the first half of the year had a negative impact on current operating income of 23 million euros, with Sub-Saharan Africa being the most impacted region (12 million euros negative impact). Changes in the scope of consolidation were negligible.

In the Mediterranean Basin, following the sale of our Turkish joint venture in Central Anatolia on February 27, sales and current operating income for the first six months of the year declined respectively by 3.6% to 295 million euros and by 3.1% to 94 million euros compared to 2006 levels (by 9.8% to 166 million euros and by 7.6% to 61 million euros in the second quarter). At constant scope of consolidation and exchange rates, for the half year, they increased by respectively 13.4% and 11.5% (7.4% and 9.6% in the second quarter), mainly thanks to volume trends in Morocco, benefiting from the contribution of the new line in Bouskoura. In Jordan, where volumes were volatile month on month but flat overall over the period, price increases implemented in the course of 2006 and in May 2007 just offset sharp increase in energy cost. Turkey experienced strong growth in the first quarter but the second quarter was affected by a severe heat wave and pre-election uncertainty. In Egypt, planned long shutdown and kiln upgrading in May and June at our Beni Suef plant resulted in decreasing volumes in the second quarter, although market conditions remained strong.

Central and Eastern Europe performed strongly in the first and second quarters, all countries contributing to record results. Very good market fundamentals overall, strong performance of our operations and favorable weather conditions in the first quarter, led to record sales and results across the region. Sales grew by 61.6% to 501 million euros over the first six month of the year and current operating income more than doubled, at 180 million euros compared to 79 million euros in 2006. In the second quarter, sales grew by 42.2% to 317 million euros and current operating income by 66.3%, to 148 million euros. At constant scope and exchange rates, first half-year sales and current operating income were respectively up 59.4% and 122.9% (up 39.5% and 62.7% in the second quarter). This strong performance was achieved primarily by Romania, Poland and Russia, driven by excellent market dynamics overall, strong performance in Romania and Poland and favorable pricing conditions and cost containment in Russia.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 11 of 37 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

In Latin America, sales grew by 8.9% to 329 million euros for the first six months of the year, and by 11.3% to 168 million euros in the second quarter. Sustained growth in volumes was recorded in all countries. Positive mix, notably in Venezuela and Brazil, contributed to favorable pricing, offsetting strong rise in costs. Current operating income for the first six months increased by 4.8% from last year level, at 65 million euros (by 9.7% in the second quarter to 34 million euros). At constant scope and exchange rates, current operating income for the first six months of the year was up 13.7% (18.2% in the second quarter).

In Sub-Saharan Africa, sales were almost stable over last year levels, at 774 millions euros for the first half-year, decreasing slightly in the second quarter by 1.2% to 409 million euros, affected by a strongly negative impact of exchange rates, mainly in South Africa. At constant scope of consolidation and exchange rates, sales were up 8.3% for the first six months of the year and up 5.9% in the second quarter. They benefited from solid volume trends in Kenya and South Africa, while Nigeria experienced decline in volumes, despite growing market, due to power and gas supply disruptions at our plants. Current operating income decreased by 2.7% in the first half of the year compared to last year, at 145 million euros. At constant scope of consolidation and exchange rates, current operating income was stable in the first half, decreasing by 1.5% in the second quarter. Increased energy related costs over the region and purchase of clinker in sold-out countries offset most of the gains in sales.

In Asia, sales and current operating income for the first six months of the year respectively grew by 10.8% at 718 million euros and by 62.1% at 94 million euros (respectively by 12.8% to 388 million euros and 25.5% to 59 million euros in the second quarter). At constant scope of consolidation and exchange rates, they increased respectively by 8.1% and by 58.1% in the first half year (by 9.9% and 19.3% in the second quarter). Despite a still difficult situation in South Korea and a slow start of the 9th Malaysian plan projects, strong pricing gains in Malaysia and India, good market conditions driven by strong demand from private sector, together with sustained performance in the Philippines were the main levers for this improvement. In China, volume trends were very positive, showing, in the first half year, a 17.6% growth at constant scope of consolidation and prices increased in some regions to offset rise in costs. The integration of the ex-Shui On and the Yunnan assets is still progressing in line with our plan.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 12 of 37 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Aggregates & Concrete

	6 months		% Variance	Excluding foreign exchange and scope effects	2nd quarter		% Variance	Excluding foreign exchange and scope effects
(million euros)	2007	2006			2007	2006

Sales before elimination of interdivisional sales	3,002	2,973	+ 1.0%	+ 5.1%	1,724	1,731	-0.4%	+ 3.2%
Current operating income	244	188	+ 29.8%	+ 32.3%	226	206	+ 9.7%	+ 13.1%

AGGREGATES AND OTHER RELATED PRODUCTS

Sales:	€ 1,462 million at end of June 2007 (€ 1,452 million in 2006)
€ 900 million in the second quarter of 2007 (€ 897 million in 2006)

Current operating income:	€ 124 million at end of June 2007 (€ 97 million in 2006)
€ 142 million in the second quarter of 2007 (€ 134 million in 2006)

Improved current operating income derived from strong pricing combined with good cost control.

In Western Europe, the improvement of the current operating income is driven by solid pricing. Positive trends in volumes in France in the first quarter reversed in the second quarter, due to lagging demand in the road segment.

In North America, softening residential construction market and less favorable weather in the first quarter drove volumes down in most regions. Current operating income still showed encouraging growth resulting from strong pricing combined with good cost control.

Elsewhere in the world, the trends observed in the first quarter continued in the second quarter with Central and Eastern Europe and South Africa benefiting from strong market conditions. These conditions combined with cost savings initiatives have driven strong margin growth.

CONCRETE AND OTHER RELATED PRODUCTS

Sales:	€ 1,768 million at end of June 2007 (€ 1,734 million in 2006)
€ 953 million in the second quarter of 2007 (€ 955 million in 2006)

Current operating income:	€ 120 million at end of June 2007 (€ 91 million in 2006)
€ 84 million in the second quarter of 2007 (€ 72 million in 2006)

The increase in current operating income is achieved mainly through solid pricing, increased contribution of Value Added Products together with cost reduction initiatives.

In Western Europe, sales increased significantly, thanks to good pricing over the period, strong volumes in the first quarter, particularly in France, and increased contribution of Value Added Products.

In North America, less favorable weather conditions in the first quarter and a further slowdown in the residential construction market resulted in volume declines in most regions. Significant price increase in all markets and strong cost control allowed for an improving current operating income over the period.

Elsewhere in the world, substantial growth in most markets, strong pricing combined with good cost control led to improved results.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 13 of 37 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Gypsum

	6 months		% Variance	Excluding foreign exchange and scope effects	2nd quarter		% Variance	Excluding foreign exchange and scope effects
(million euros)	2007	2006			2007	2006

Sales before elimination of interdivisional sales	826	830	- 0.5%	+ 2.1%	411	420	- 2.1%	- 0.3%

Current operating income	82	110	- 25.5%	- 22.1%	36	62	- 41.9%	- 38.9%

Current operating income decreased strongly year on year, reflecting the impact of the slowdown of the residential market in the United States, which was partly offset by the significantly enhanced results elsewhere (increasing by 31.6% over last year levels in the first half of the year). Currency impacts decreased the current operating income by 4 million euros. In the second quarter, current operating income was 26 million euros below last year level.

WESTERN EUROPE

Sales:	€ 473 million at end of June 2007 (€ 439 million in 2006)
€ 235 million in the second quarter of 2007 (€ 220 million in 2006)

Current operating income:	€ 54 million at end of June 2007 (€ 44 million in 2006)
€ 26 million in the second quarter of 2007 (€ 20 million in 2006)

Sales were up overall, driven by increased volumes in all countries. Volumes in France reflected the solid underlying demand and in the UK, demand remained strong. Overall, the price trend was positive.

Current operating income improved in the first half of the year to 54 million euros in 2007 compared to 44 million euros in 2006 (26 million euros compared to 20 million euros in the second quarter), reflecting these favorable market conditions and cost control actions.

NORTH AMERICA

Sales:	€ 146 million at end of June 2007 (€ 213 million in 2006)
€ 67 million in the second quarter of 2007 (€ 108 million in 2006)

Current operating income:	€ 7 million at end of June 2007 (€ 53 million in 2006)
€ -2 million in the second quarter of 2007 (€ 34 million in 2006)

Decrease of the residential demand in the United States continued, leading to a further decline in prices and volumes, which were at a record level at the end of the second quarter last year.

Current operating income decreased from 53 million euros in the first half of 2006 to 7 million euros this year, with a loss of 2 million euros in the second quarter due to pricing and volumes decrease, as well as the costs of the successful start up at Silver Grove.

OTHER COUNTRIES

Sales:	€ 207 million at end of June 2007 (€ 178 million in 2006)
€ 109 million in the second quarter of 2007 (€ 92 million in 2006)

Current operating income:	€ 21 million at end of June 2007 (€ 13 million in 2006)
€ 12 million in the second quarter of 2007 (€ 8 million in 2006)

Current operating income improved strongly thanks to record earnings in Poland, Turkey and Asia.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 14 of 37 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Other (including holdings)

The current operating loss of our other operations amounted to 36 million euros in the first six months of 2007 compared to 35 million euros in 2006.

Other income statement items

Other elements	€ 82 million in the first six months of 2007 (€ -47 million in 2006)
of the operating income	€ -26 million in the second quarter of 2007 (€ -35 million in 2006)

Gains on disposals, net, amounted to 164 million euros compared to a loss of 2 million euros in the first six months of 2006. This strong gain relates mainly to the disposal of our participation in the Ybitas Lafarge joint venture operating in cement, aggregates and concrete in Turkey sold to Cimpor on February 27 and to an accretive impact of the investment of the EBRD in our Russian operations, effective on May 5.

Other operating expenses, amounted to 82 million euros, compared to 45 million euros in 2006, reflecting mainly a 20 million euros loss in our insurance captives, related to an unusual high loss rate in our cement and aggregates and concrete operations in the first part of the year.

Finance costs	€ 244 million in the first six months of 2007 (€ 187 million in 2006)
€ 96 million in the second quarter of 2007 (€ 80 million in 2006)

In the first half year, finance costs, comprised of financial expenses on net indebtedness and other financial income and expenses, increased by 30% year on year. Financial expenses on net indebtedness increased by 11%, from 231 million euros to 257 million euros mainly as the result of the additional interest expense from the acquisition of the Lafarge North America minority interests, partly offset by the positive impact due to the disposals of our Roofing business and the Turkish assets. The acquisition of the National Bank of Greece interest in Heracles completed in April and the progress made on the 500 million euros share buy back program also contributed to the increase in financial expenses. The average interest rate on our gross debt was 5.8% during the first half of 2007 as compared to 5.4% in the first half of 2006, mainly reflecting the increase of short-term interest rates affecting the short term portion of our debt.

Other finance income decreased by 31 million euros, to 13 million euros, as we benefited in the second quarter of 2006 from the 44 million euros gain on the sale of our residual interest in Materis.

Income from associates	€ 27 million in the first six months of 2007 (€ 18 million in 2006)
€ 15 million in the second quarter of 2007 (€ 9 million in 2006)

Income from associates mainly benefited from improved results in our associates operating in gypsum and aggregates and concrete. The contribution of our 35% stake in the new Roofing entity was negligible, financial expenses offsetting improved operating results.

Income tax	€ 307 million in the first six months of 2007 (€ 264 million in 2006)
€ 256 million in the second quarter of 2007 (€ 241 million in 2006)

Income tax expense for the first half year increased year on year, mainly reflecting improved operating results. The effective tax rate is 25% vs. 29% in 2006. This reduction reflects the impact of the specific taxation of the gain on the sale of our Turkish assets that was limited to 9 million euros and the effect of tax optimizations.

Income from	€ 131 million in the first six months of 2007 (€ -2 million in 2006)
discontinued operations	€ 0 million in the second quarter of 2007 (€ 13 million in 2006)

In compliance with IFRSs guidance, the Roofing division, following its divestment on February 28, 2007, is presented in the Group’s profit and loss statement until this date as discontinued operations. The gain on the disposal, net of tax is also included in this line. Our Roofing operations posted a net profit of 9 million euros from January 1 to February 28, 2007. At February 28, following the completion of the disposal, we recorded a gain on the disposal amounting to 122 million euros, net of selling costs and income taxes.

Minority interests:	€ 115 million in the first six months of 2007 (€ 104 million in 2006)
€ 80 million in the second quarter of 2007 (€ 92 million in 2006)

The change in minority interests is explained by the impact of the acquisition of the minority interests of Lafarge North America on May 16, 2006, the effect of the purchase of the 26% stake of the National Bank of Greece in our Greek operations and improved results mainly in Morocco, Romania, Russia and Moldavia.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 15 of 37 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Net income, Group share:	€ 934 million in the first six months of 2007 (€ 548 million in 2006)
€ 572 million in the second quarter in 2007 (€ 490 million in 2006)

Net income for the first half year increased by 386 million euros, reflecting improved operational performance, significant gains on disposals and effect of tax optimization partly offset by higher finance costs.

After adjusting for net capital gains on the sale of our roofing division and our operations in Central Anatolia, Turkey, Net income, Group share still increased strongly, by 23%, reflecting mostly the strong appreciation of our operating profits.

Earnings per share:	€ 5.38 in the first six months of 2007 (€ 3.14 in 2006)
€ 3.31 in the second quarter of 2007 (€ 2.81 in 2006)

Basic earnings per share was up 71% compared to 2006. The average number of shares outstanding during the first half year of 2007 was 173.7 million compared to 174.3 in the same period of 2006. The number of shares outstanding as of June 30 (172.8 million shares) has reduced versus the level reached at 2006 year end (175.3 million). We bought back, during the first half of the year, about 3.1 million of shares for 353 million euros, as part of our 500 million euros share buy back program announced in February.

Cashflow statement

Net cash provided by operating activities in the first half year decreased slightly by 34 million euros to 439 million euros (€ 473 million at the end of June 2006)

Compared to last year, it was affected by increased working capital requirements at June 30. In 2007, the net cash provided by operating activities was reduced by the exceptional contribution of 129 million euros to our UK pension plans paid in the first quarter.

Net cash provided by investing activities amounted to € 765 million (vs. net cash used in investing activities of € 3,655 million in the first six months of 2006)

Sustaining capital expenditures (i.e. ongoing upgrading and modernization of existing facilities) totalled 389 million euros (417 million euros in the first half of 2006).

Capital expenditures for new capacity totalling 336 million euros (213 million euros in the first half of 2006), included expenditures on major cement projects such as the reconstruction of our Aceh plant in Indonesia (14 million euros), the extension of our capacities in Eastern India (16 million euros), in South Africa (15 million euros), in Zambia (15 million euros) and in China (22 million euros) which are part of our plan to increase our cement capacity by 45 million tonnes by 2010. Also included in this amount were the capacity extension in Silver Grove (29 million euros) and the building of a new plant in the United Kingdom (18 million euros) in our Gypsum Division. It also includes various debottlenecking investments in cement (mainly in France, Spain and Nigeria) for a total amount of 68 million euros.

External development totalled 877 million euros (3,061 million euros in the first half of 2006), of which the most significant were:

-	the acquisition of the stake owned by the National Bank of Greece in our operations in Greece in April ( 322 million euros)

-	the investment in the new Roofing entity (217 million euros)

-	the acquisition of additional shares in Cimpor (150 million euros)

Disposals of 2,387 million euros (96 million euros in the first half of 2006) were made up mainly of the sale of our Roofing Division to PAI Partners (2,086 million euros received on February 28) and of our participation in Ybitas Lafarge, operating in cement, aggregates and concrete in Turkey, to Cimpor (250 million euros received on February 27).

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 16 of 37 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Balance sheet statement

As at June 30, 2007 total equity stood at € 11,732 million (€ 11,694 million at the end of December 2006) and net debt at € 9,445 million (€ 9,845 million at the end of December 2006).

The stability in equity reflects the positive impact of strong net income (1,049 million euros), mostly offset by the impact of the dividends payments (644 million euros), the share buy back program (negatively affecting equity by 353 million euros) and the decrease in minority interests following the buy-back of the stake of the National Bank of Greece in Heracles Cement (reducing minority interests by 191 million euros).

The decrease of 400 million euros of the net consolidated debt reflects mainly the favorable impact of the disposals of our Roofing division and of our participation in Ybitas Lafarge in Turkey partly offset by the impact of our share buy back program, of the acquisitions just mentioned and by the usual seasonality effect on our working capital requirement.

Outlook for 2007

•	The positive trends observed in the first half confirm our positive market outlook for 2007, with strong growth expected in emerging markets.
o	In the Cement business, we anticipate strong demand and high prices on the whole, in spite of a slowdown in market conditions in North America.
o	We expect another year of growth for our Aggregates & Concrete business in 2007, with particularly strong performance in emerging markets.
o

For the Gypsum business, 2007 should be a good year in Western and Eastern Europe and in Asia, in terms of both volumes and prices. Our North American operations should, however, be strongly impacted by the residential market slowdown.

•	Energy and transport costs are expected to be higher in 2007.

•	The action plans developed to reduce costs in all our businesses and all countries as part of our “Excellence 2008” strategic plan should generate substantial cost savings in 2007.

Statements made in this report that are not historical facts, including statements regarding our expectations on market trends, price increases, energy and transportation costs, cost reduction and growth in our results, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 17 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

3. Consolidated financial statements

Consolidated statements of income

	6 months		2nd quarter		December 31,
(million euros, except per share data)	2007	2006 *	2007	2006	2006

Revenue	8,385	8,054	4,690	4,576	16,909
Cost of sales	(6,182)	(6,035)	(3,254)	(3,222)	(12,385)
Selling and administrative expenses	(843)	(885)	(421)	(438)	(1,752)
Operating income before capital gains, impairment, restructuring and other	1,360	1,134	1,015	916	2,772
Gains on disposals, net	164	(2)	16	1	28
Other operating income (expenses)	(82)	(45)	(42)	(36)	(122)
Operating income	1,442	1,087	989	881	2,678
Finance costs	(327)	(259)	(137)	(121)	(582)
Finance income	83	72	41	41	97
Income from associates	27	18	15	9	30
Income from continuing operations before income tax	1,225	918	908	810	2,223
Income tax	(307)	(264)	(256)	(241)	(630)
Net income from continuing operations	918	654	652	569	1,593
Net income / (loss) from discontinued operations	131	(2)	-	13	(4)
Net income	1,049	652	652	582	1,589

Out of which :
Group share	934	548	572	490	1,372
Minority interests	115	104	80	92	217

Earnings per share
Net income - Group share
Basic earnings per share	5.38	3.14	3.31	2.81	7.86
Diluted earnings per share	5.30	3.12	3.26	2.79	7.75

From continuing operations
Basic earnings per share	4.62	3.15	3.30	2.73	7.88
Diluted earnings per share	4.55	3.13	3.25	2.71	7.77

From discontinued operations
Basic earnings per share	0.76	(0.01)	0.01	0.08	(0.02)
Diluted earnings per share	0.75	(0.01)	0.01	0.08	(0.02)

Basic average number of shares outstanding (in thousands)	173,670	174,341	-	-	174,543

* Figures have been restated as explained in Note 3 to the Consolidated Financial Statements of the 2006 annual report on Form 20-F following the disposal of the Roofing division and therefore do not match with financial reports published in the interim report at June 30, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 18 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheets

(million euros)	June 30,		At December 31,
	2007	2006 *	2006 *
ASSETS

NON CURRENT ASSETS	21,135	21,720	20,474
Goodwill	7,604	8,095	7,511
Intangible assets	408	368	426
Property, plant and equipment	11,499	11,920	11,183
Investments in associates	361	390	253
Other financial assets	1,023	659	830
Derivative instruments - assets	36	40	70
Deferred income tax assets	204	248	201
CURRENT ASSETS	7,703	7,420	9,367
Inventories	1,709	1,890	1,619
Trade receivables	3,322	3,408	2,674
Other receivables	1,188	944	1,126
Derivative instruments - assets	59	106	60
Cash and cash equivalents	1,425	1,072	1,155
Assets held for sale	-	-	2,733
TOTAL ASSETS	28,838	29,140	29,841

EQUITY & LIABILITIES

Common stock	709	705	707
Additional paid-in capital	6,477	6,355	6,420
Treasury shares	(410)	(92)	(72)
Retained earnings	3,436	2,126	3,023
Other reserves	129	121	31
Foreign currency translation	244	273	205
Shareholders’ equity - parent company	10,585	9,488	10,314
Minority interests	1,147	1,319	1,380
EQUITY	11,732	10,807	11,694
NON CURRENT LIABILITIES	11,699	11,550	11,962
Deferred income tax liability	661	571	529
Pension & other employee benefits liabilities	851	1,196	1,057
Provisions	1,042	996	935
Long-term debt	9,107	8,769	9,421
Derivative instruments - liabilities	38	18	20
CURRENT LIABILITIES	5,407	6,783	6,185
Pension & other employee benefits liabilities, current portion	87	143	120
Provisions, current portion	83	132	132
Trade payables	1,649	1,626	1,598
Other payables	1,587	1,802	1,668
Income tax payable	181	39	136
Short term debt and current portion of long-term debt	1,795	3,022	1,664
Derivative instruments - liabilities	25	19	25
Liabilities associated with assets held for sale	-	-	842
TOTAL EQUITY AND LIABILITIES	28,838	29,140	29,841

* Figures have been adjusted after the application by the Group of IAS 19, Employee Benefits, allowing the recognition through equity of the actuarial gains and losses under defined-benefit pension plans (see Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 19 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

	6 months		2nd quarter		December 31,
(million euros)	2007	2006 *	2007	2006	2006
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income	1,049	652	652	582	1,589
Net income / (loss) from discontinued operations	131	(2)	-	13	(4)
Net income from continuing operations	918	654	652	569	1,593
Adjustments for income and expenses which are non cash or not related to operating activities, financial expenses or income taxes:
Depreciation and amortization of assets	468	464	238	235	932
Impairment losses	6	-	3	-	23
Income from associates	(27)	(18)	(15)	(9)	(30)
(Gains) on disposals, net	(164)	2	(16)	3	(28)
Finance costs (income)	244	187	96	80	485
Income taxes	307	264	256	241	630
Others, net	(71)	45	25	66	90
Change in operating working capital items, excluding financial expenses and income taxes (see analysis below)	(845)	(638)	(616)	(346)	(257)
Net operating cash generated by continuing operations before impacts of financial expenses and income taxes	836	960	623	839	3,438
Cash payments for financial expenses	(178)	(209)	(13)	(110)	(513)
Cash payments for income taxes	(193)	(225)	(124)	(149)	(543)
Net operating cash generated by continuing operations	465	526	486	580	2,382
Net operating cash generated by discontinued operations	(26)	(53)	-	52	184
Net cash provided by operating activities	439	473	486	632	2,566

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Capital expenditures	(796)	(682)	(439)	(378)	(1,639)
Investment in subsidiaries and joint ventures (1)	(432)	(2,981)	(341)	(2,911)	(3,151)
Investment in associates **	(221)	(6)	-	(4)	(10)
Investment in available for sale investments	(153)	(22)	(150)	(4)	(14)
Disposals (2)	2,387	96	42	73	180
Net decrease in long-term receivables	(5)	(1)	(11)	(5)	(15)
Net cash provided by (used in) investing activities from continuing operations	780	(3,596)	(899)	(3,229)	(4,649)
Net cash provided by (used in) investing activities from discontinued operations	(15)	(59)	-	(34)	(198)
Net cash provided by (used in) investing activities	765	(3,655)	(899)	(3,263)	(4,847)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of common stock	44	12	27	8	48
Proceeds from issuance of common stock – minority interests subscription	23	172	19	132	148
Decrease in treasury shares	(338)	6	(8)	2	26
Dividends paid	(521)	(447)	(521)	(447)	(447)
Dividends paid by subsidiaries to minority interests	(100)	(94)	(95)	(85)	(170)
Proceeds from issuance of long-term debt	882	2,673	812	2,641	3,341
Repayment of long-term debt	(1,165)	(1,407)	-	(814)	(2,213)
Increase (decrease) in short-term debt	193	1,639	148	765	1,148
Net cash provided by (used in) financing activities from continuing operations	(982)	2,554	382	2,202	1,881
Net cash provided by (used in) financing activities from discontinued operations	41	1	-	(18)	15
Net cash provided by (used in) financing activities	(941)	2,555	382	2,184	1,896

* Figures have been restated as explained in Note 3 to the Consolidated Financial Statements of the 2006 annual report on Form 20-F following the disposal of the Roofing division and therefore do not match with financial reports published in the interim report at June 30, 2006.

** including the investment in the new Roofing entity for 217 million euros

The accompanying notes are an integral part of these consolidated financial statements.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 20 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

	6 months			2nd quarter		December 31,
(million euros)	2007	2006	*	2007	2006	2006
Increase / (decrease) in cash and cash equivalents from continuing operations	263	(516)		(31)	(447)	(386)

Increase in cash and cash equivalents from discontinued operations	-	(111)		-	-	1
Net effect of foreign currency translation on cash and cash equivalents	7	(36)		12	(12)	(97)
Cash and cash equivalents at beginning of year	1,155	1,735		1,444	1,531	1,735

Reclassification of cash and cash equivalents from discontinued operations	-	-		-	-	(98)
Cash and cash equivalents at end of the year	1,425	1,072		1,425	1,072	1,155
(1) Net of cash and cash equivalents of companies acquired	8	2		4	(3)	5
(2) Net of cash and cash equivalents of companies disposed of	16	2		-	(2)	4

SUPPLEMENTAL DISCLOSURES
Analysis of changes in operating working capital items
(Increase) in inventories	(81)	(56)		(35)	30	(146)
(Increase) in trade receivables	(626)	(687)		(595)	(619)	(238)
(Increase) / decrease in other receivables – excluding financial and income taxes receivables	(9)	(140)		15	(73)	(167)
Increase / (decrease) in trade payables	14	8		99	68	122
Increase / (decrease) in other payables – excluding financial and income taxes payables	(143)	237		(100)	248	172

* Figures have been restated as explained in Note 3 to the Consolidated Financial Statements of the 2006 annual report on Form 20-F following the disposal of the Roofing division and therefore do not match with financial reports published in the interim report at June 30, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 21 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in equity

	Outstanding shares	Treasury shares	Common stock	Additional paid-in capital	Treasury shares	Retained earnings	Changes in fair value and other reserves	Foreign currency translation	Share- holders’ equity – Parent company	Minority interests	Equity
	(number of shares)			(million euros)
Balance at January 1, 2006 *	175,985,303	1,785,074	704	6,316	(98)	2,025	(37)	741	9,651	2,533	12,184
Available for sale investments							48		48		48
Cash-flow hedge instruments							6		6		6
Deferred taxes and others							1		1		1
Actuarial gains / (losses)							103		103	30	133
Change in translation adjustments								(468)	(468)	(93)	(561)
Income and expenses recognized directly in equity		-	-	-	-	-	158	(468)	(310)	(63)	(373)
Net income						548			548	104	652
Total income and expenses for the period (comprehensive income)	-	-	-	-	-	548	158	(468)	238	41	279
Dividends						(447)			(447)	(135)	(582)

Issuance of common stock (dividend reinvestment plan)									-		-

Issuance of common stock (exercise of stock options)	184,384		1	11					12		12
Share based payments				28					28		28
Treasury shares		(118,090)			6				6		6
Other movements – minority interests									-	(1,120)	(1,120)
Balance at June 30, 2006	176,169,687	1,666,984	705	6,355	(92)	2,126	121	273	9,488	1,319	10,807

Balance at January 1, 2007	176,625,142	1,372,260	707	6,420	(72)	3,023	31	205	10,314	1,380	11,694
Available for sale investments							59		59		59
Cash-flow hedge instruments							21		21		21
Deferred taxes and others							(6)		(6)		(6)
Actuarial gains / (losses)							24		24	(1)	23
Change in translation adjustments								39	39	3	42
Income and expenses recognized directly in equity	-	-	-	-	-	-	98	39	137	2	139
Net income						934			934	115	1,049
Total income and expenses for the period (comprehensive income)	-	-	-	-	-	934	98	39	1,071	117	1,188
Dividends						(521)			(521)	(123)	(644)
Issuance of common stock (exercise of stock options)	527,254		2	42					44		44
Share based payments				15					15		15
Treasury shares		2,955,814			(338)				(338)		(338)
Other movements – minority interests									-	(227)	(227)
Balance at June 30, 2007	177,152,396	4,328,074	709	6,477	(410)	3,436	129	244	10,585	1,147	11,732

* Figures have been adjusted after the application by the Group of IAS 19, Employee Benefits, allowing the recognition through equity of the actuarial gains and losses under defined-benefit pension plans (see Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 22 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Income and Expenses for the period

	6 months			December 31,
(million euros)	2007	2006	*	2006
Net income	1,049	652		1,589

Available for sale investments	59	48		145
Cash-flow hedge instruments	21	6		(38)
Deferred taxes and others	(6)	1		16
Actuarial gains / (losses)	23	133		45
Change in translation adjustments	42	(561)		(682)
Income and expenses recognized directly in equity	139	(373)		(514)

Total income and expenses for the period (comprehensive income)	1,188	279		1,075
of which Group share	1,071	238		977
of which Minority interests	117	41		98

* Figures have been restated as explained in Note 3 to the Consolidated Financial Statements of the 2006 annual report on Form 20-F following the disposal of the Roofing division and therefore do not match with financial reports published in the interim report at June 30, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 23 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the consolidated financial statements

Note 1. Business description

Lafarge S.A. is a French limited liability company (société anonyme) governed by French law. Our commercial name is “Lafarge”. The company was incorporated in 1884 under the name “J et A Pavin de Lafarge”. Currently, our by-laws state that the duration of our company is until December 31, 2066, and may be amended to extend our corporate life. Our registered office is located at 61 rue des Belles Feuilles, 75116 Paris, France. The company is registered under the number “542105572 RCS Paris” with the registrar of the Paris Commercial Court (Tribunal de Commerce de Paris).

The Group organizes its operations into three divisions: Cement, Aggregates & Concrete and Gypsum. The Roofing Division was sold on February 28, 2007. The Group retains a 35% ownership interest in the new entity which owns the Roofing Division after the contemplated divestment (see Note 3).

The Group’s shares have been traded on the Paris stock exchange since 1923 and have been a component of the French CAC-40 market index since its creation. They are also included in the SBF 250 index and the Dow Jones Eurostoxx 50 index. Since July 23, 2001, the Group’s shares have traded on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares, or ADSs under the symbol “LR”. Each ADS represents one-fourth of one share.

As used herein, the terms “Lafarge S.A.” or the “parent company” refer to Lafarge a société anonyme organized under French law, without its consolidated subsidiaries. The terms the “Group” or “Lafarge” refer to Lafarge S.A. together with its consolidated companies.

The Board of Directors examined these interim financial statements on August 1st, 2007.

Note 2. Summary of significant accounting policies

The Group interim condensed consolidated financial statements at June 30, 2007 are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and with the accounting policies applied by the Group at December 31, 2006, except the change in method described below. These accounting policies are described in Note 2 to the Consolidated Financial Statements of the 2006 annual report on Form 20-F and are compliant with the International Financial Reporting Standards (“IFRS”) as endorsed by the European Union, which does not differ for the Group from the IFRS as published by International Accounting Standards Board (“IASB”).

The adoption by the European Union of the following standards, amendments or interpretations which are mandatory since January 1st, 2007 did not have any impact on the Group consolidated financial statements as of June 30, 2007:

•	IFRS 7 – Financial Instruments: Disclosures
•	Amendment to IAS 1- Presentation of Financial Statements: Capital Disclosures
•	IFRIC 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
•	IFRIC 8 – Scope of IFRS 2
•	IFRIC 9 – Reassessment of Embedded Derivatives
•	IFRIC 10 – Interim Financial Reporting and Impairment

The measurement procedures used for the interim condensed consolidated financial statements are the followings:

•

Interim period income tax expense results from the estimated annual Group effective income tax rate applied to the pre-tax result of the interim period excluding unusual material items. This estimated annual tax rate takes into consideration, in particular, the expected impact of tax planning operations. The income tax charge related to any unusual item of the period is accrued using its specific applicable taxation (i.e. specific taxation for gains on disposals).

•	Compensation costs recorded for stock options, employee benefits are included on a prorate basis of the estimated costs for the year.

On January 1, 2007, the Group adopted the option offered by the amendment to IAS 19, Employee Benefits, to recognize through equity all actuarial gains and losses under defined-benefit pension plans. Previously, the Group applied the corridor method, under which actuarial gains or losses amounting to more than 10% of the greater of the future obligation and the fair value of plan assets were recognized in the income statement over the expected remaining working lives of the employees. Where appropriate, adjustments resulting from applying the asset ceiling to net assets relating to overfunded plans are treated in similar way.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 24 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

The table below summarizes the impact on the balance sheet:

(million euros)	June 30, 2006			December 31, 2006
	Published Balance sheet	IAS 19 application impact	Adjusted Balance sheet	Published Balance sheet	IAS 19 application impact	Adjusted Balance sheet
ASSETS

NON CURRENT ASSETS	21,701	19	21,720	20,447	27	20,474
of which Goodwill	8,076	19	8,095	7,484	27	7,511
CURRENT ASSETS	7,420	-	7,420	9,367	-	9,367
TOTAL ASSETS	29,121	19	29,140	29,814	27	29,841

EQUITY & LIABILITIES

Other reserves	125	(4)	121	120	(89)	31
Shareholders’ equity - parent company	9,492	(4)	9,488	10,403	(89)	10,314
Minority interests	1,327	(8)	1,319	1,391	(11)	1,380
EQUITY	10,819	(12)	10,807	11,794	(100)	11,694
NON CURRENT LIABILITIES	11,519	31	11,550	11,859	103	11,962
of which Deferred income tax liability	575	(4)	571	577	(48)	529
of which Pension & other employee benefits liabilities	1,161	35	1,196	906	151	1,057
CURRENT LIABILITIES	6,783	-	6,783	6,161	24	6,185
of which Liabilities associated with assets held for sale	-	-	-	818	24	842
TOTAL EQUITY AND LIABILITIES	29,121	19	29,140	29,814	27	29,841

On June 30, 2007, amortization of actuarial gains and losses in the consolidated income statement would have been 6 million euros before income tax and 4 million euros after tax.

Note 3. Significant operations

3.1 - Roofing activities divestment

On February 28, 2007, we finalized the sale of our Roofing business to an investment fund managed by PAI Partners for 1.9 billion euros in cash and the assumption by the purchaser of 481 million euros of financial debt and pension liabilities as at December 31, 2006.

This Division was presented as a discontinued operation in our financial statements as of December 31, 2006; the characteristics of this operation are described in Note 3 to the Consolidated Financial Statements of the 2006 annual report on Form 20-F.

The gain on the disposal of this activity as well as the net result until the sale date are presented on the line “net income / (loss) from discontinued operations” in the consolidated statement of income.

In turn, we invested 217 million euros alongside the fund managed by PAI Partners in the new entity holding the Roofing business, whereby we retained a 35% stake in this entity, which is accounted for as an investment in associates.

As of June 30, 2007, components of net income / (loss) from discontinued operations are as follows : net result from the Roofing Division from January 1 to February 28, 2007 for 9 million euros and 65% of the gain on disposal, net of tax and costs directly attributable to the sale for 122 million euros.

As of June 30, 2007, the value of the 35% ownership interest in the new entity accounted for as an investment in associates (presented on the line “investments in associates”) amounts to 83 million euros. It corresponds to the price paid (217 million euros) less 35% of the gain on disposal cancelled for the retained stake and to the net result of the entity from March till June 2007.

The net cash attributable to the Roofing Division until the disposal date are shown on separate lines of the statement of cash flows : “net operating cash generated by discontinued operations”, “net cash provided by (used in) investing activities from discontinued operations” and “net cash provided by (used in) financing activities from discontinued operations”.

The following table provides the net cash flows directly attributable to the Roofing division:

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 25 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

NET CASH FLOW FROM DISCONTINUED OPERATIONS

	6 months		December 31,
(million euros)	2007	2006	2006
Net cash provided by operating activities	(26)	(53)	184
Net cash used in investing activities	(15)	(59)	(198)
Net cash provided by (used in) financing activities	41	1	15
Total cash-flow	-	(111)	1

3.2 – Divestment in Turkey

On February 27, 2007 we sold our 50% interest in the Turkish company Ybitas Lafarge Orta Anadou Cimento to Cimentos de Portugal (Cimpor) for 250 million euros (net of cash disposed of). The taxation of the related gain on sale was limited to 9 millions euros, which impacts positively the effective tax rate of the semester.

3.3 – Acquisition of minority interests in Heracles

In April 2007 we acquired a bloc of approximately 18.5 million shares in Heracles General Cement Company from the National Bank of Greece, increasing our ownership in this subsidiary from 53.17% to 79.17%. The transaction was carried out at a price of €17.40 per share representing a total consideration of 321.6 million euros. The preliminary goodwill arising from this operation amounts to 130 million euros.

Note 4. Business segment and geographic area information

Operating segments are defined as components of an enterprise that are engaged in providing products or services and that are subject to risks and returns that are different from those of other business segments.

The Group operates in the following three business segments—Cement, Aggregates & Concrete and Gypsum—and one business segment sold during the first quarter of 2007—Roofing—each of which represents separately managed strategic business segments that have different capital requirements and marketing strategies. Each business segment develops, manufactures and sells distinct products.

Group management internally evaluates its performance based upon operating income before capital gains, impairment, restructuring and other, share in net income of associates and capital employed (defined as the total of goodwill, intangible and tangible assets, investments in associates and working capital) as disclosed in its business segment and geographic area information.

Continuing operations:

•	The Cement segment produces and sells a wide range of cement and hydraulic binders adapted to the needs of the construction industry.

•	The Aggregates & Concrete segment produces and sells aggregates, ready mix concrete, other concrete products and other products and services related to paving activities.

•	The Gypsum segment mainly produces and sells drywall for the commercial and residential construction sectors.

Discontinued operations:

•	The Roofing segment produces and sells roof tiles, roofing accessories and chimney systems.

The accounting policies applied to segment earnings comply with those described in Note 2 to the Consolidated Financial Statements of the 2006 annual report on Form 20F.

The Group accounts for intersegment sales and transfers at market prices.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 26 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

(a) Business segment information

June 30, 2007 (million euros)	Cement	Aggregates & Concrete	Gypsum	Other (1)	Total

Statement of income
Gross revenue	4,974	3,002	826	6	8,808
Less: intersegment	(406)	(5)	(12)	-	(423)
Revenue	4,568	2,997	814	6	8,385

Operating income before capital gains, impairment, restructuring and other	1,070	244	82	(36)	1,360
Gains on disposals, net	148	2	-	14	164
Other operating income (expenses)	(51)	(22)	(2)	(7)	(82)
Including impairment on assets and goodwill	(4)	-	-	(2)	(6)
Operating income	1,167	224	80	(29)	1,442
Finance costs					(327)
Finance income					83

Income from associates	5	7	13	2	27

Income taxes					(307)
Net income from continuing operations					918

Net income from discontinued operations	-	-	-	131	131
Net income					1,049

Other information
Depreciation and amortization	(289)	(128)	(35)	(16)	(468)
Other segment non cash income (expenses) of operating income	(46)	(13)	(2)	31	(30)
Capital expenditures	457	208	111	20	796
Capital employed	15,703	5,021	1,588	362	22,674

Balance Sheet
Segment assets	18,418	6,008	1,965	2,148	28,539
Unallocated assets (a)					299
Total Assets					28,838

Segment liabilities	2,291	1,290	363	1,536	5,480
Unallocated liabilities and equity (b)					23,358
Total Equity and Liabilities					28,838

(a)	Deferred tax assets and derivative instruments
(b)	Deferred tax liability, financial debt and equity

(1) including net income from discontinued operations, from investment in associates, as well as, in capital employed, the 35% investment in the new Roofing entity.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 27 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 (million euros)	Cement	Aggregates & Concrete	Roofing **	Gypsum	Other	Total

Statement of income *
Gross revenue	4,641	2,973	-	830	7	8,451
Less: intersegment	(381)	(5)	-	(11)	-	(397)
Revenue	4,260	2,968	-	819	7	8,054

Operating income before capital gains, impairment, restructuring and other	871	188	-	110	(35)	1,134
Gains on disposals, net	(1)	4	-	(5)	-	(2)
Other operating income (expenses)	(14)	(6)	-	7	(32)	(45)
Including impairment on assets and goodwill	-	-	-	-	-	-
Operating income	856	186	-	112	(67)	1,087
Finance costs						(259)
Finance income						72

Income from associates	2	7	-	9	-	18
Income taxes						(264)
Net income from continuing operations						654

Net income from discontinued operations	-	-	(2)	-	-	(2)
Net income						652

Other information
Depreciation and amortization	(287)	(129)	-	(34)	(14)	(464)
Other segment non cash income (expenses) of operating income	(37)	(19)		-	38	(18)
Capital expenditures	399	181	-	82	20	682
Capital employed *	14,835	4,687	2,273	1,556	197	23,548

Balance Sheet *
Segment assets	16,921	5,405	2,493	1,875	2,052	28,746
Unallocated assets (a)						394
Total Assets						29,140

Segment liabilities	2,035	1,184	690	316	1,709	5,934
Unallocated liabilities and equity (b)						23,206
Total Equity and Liabilities						29,140

(a)	Deferred tax assets and derivative instruments
(b)	Deferred tax liability, financial debt and equity

* Figures have been adjusted after the application by the Group of IAS 19, Employee Benefits, allowing the recognition through equity of the actuarial gains and losses under defined-benefit pension plans (see Note 2)

** Disconstinued operations (see Note 3 to the Consolidated Financial Statements of the 2006 annual report on Form 20-F)

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 28 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 (millions d’euros)	Cement	Aggregates & Concrete	Roofing **	Gypsum	Other	Total

Statement of income
Gross revenue	9,641	6,449	-	1,632	14	17,736
Less: intersegment	(794)	(10)	-	(22)	(1)	(827)
Revenue	8,847	6,439	-	1,610	13	16,909

Operating income before capital gains, impairment, restructuring and other	2,103	564	-	198	(93)	2,772
Gains on disposals, net	7	3	-	(8)	26	28
Other operating income (expenses)	(114)	(12)	-	(21)	25	(122)
Including impairment on assets and goodwill	(3)	(1)	-	(19)	-	(23)
Operating income	1,996	555	-	169	(42)	2,678
Finance costs						(582)
Finance income						97

Income from associates	3	11	-	16	-	30
Income taxes						(630)
Net income from continuing operations						1,593

Net income from discontinued operations	-	-	(4)	-	-	(4)
Net income						1,589

Other information
Depreciation and amortization	(575)	(258)	-	(69)	(30)	(932)
Other segment non cash income (expenses) of operating income	(157)	(35)	-	(24)	142	(74)
Capital expenditures	931	436	-	222	50	1,639
Capital employed *	15,209	4,585	-	1,433	163	21,390

Balance Sheet *
Segment assets	17,661	5,295	-	1,695	2,126	26,777
Assets held for sale	-	-	2,733	-	-	2,733
Unallocated assets (a)						331
Total Assets						29,841

Segment liabilities	2,316	1,174	-	365	1,791	5,646
Liabilities associated with assets held for sale	-	-	842	-	-	842
Unallocated liabilities and equity (b)						23,353
Total Equity and Liabilities						29,841

(a)	Deferred tax assets and derivative instruments
(b)	Deferred tax liability, financial debt and equity

* Figures have been adjusted after the application by the Group of IAS 19, Employee Benefits, allowing the recognition through equity of the actuarial gains and losses under defined-benefit pension plans (see Note 2)

** Disconstinued operations (see Note 3 to the Consolidated Financial Statements of the 2006 annual report on Form 20-F)

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 29 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

(b) Geographic area information

	June 30, 2007			June 30, 2006			December 31, 2006

	Revenue	Capital expenditure	Segment assets	Revenue	Capital expenditure	Segment assets	Revenue	Capital expenditure	Segment assets
(million euros)						(1) - (2)			(2)

Western Europe	3,181	216	10,974	2,963	181	12,446	5,953	501	10,266

Of which:

France	1,375	98	3,509	1,299	101	3,327	2,524	255	3,047

Germany	111	4	383	98	4	737	224	14	272

Spain	368	20	1,002	345	8	1,056	672	33	1,000

United Kingdom	734	67	2,776	673	44	3,356	1,387	127	3,100

North America	2,068	241	7,797	2,296	277	7,492	5,116	562	7,296

Of which:

United States	1,309	177	6,381	1,536	212	6,171	3,216	430	6,192

Canada	759	64	1,416	760	65	1,321	1,900	132	1,104

Mediterranean Basin	361	45	1,346	390	36	1,157	807	74	1,240

Central and Eastern Europe	643	101	1,739	396	39	1,326	1,014	112	1,552

Latin America	424	24	1,465	396	34	1,389	796	74	1,446

Sub-Saharan Africa	833	71	1,532	821	37	1,396	1,622	148	1,416

Asia	875	98	3,686	792	78	3,540	1,601	168	3,561

Total	8,385	796	28,539	8,054	682	28,746	16,909	1,639	26,777

(1) including discontinued operations

(2) Figures have been adjusted after the application by the Group of IAS 19, Employee Benefits, allowing the recognition through equity of the actuarial gains and losses under defined-benefit pension plans (see Note 2)

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 30 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Income taxes

The income tax expense for the period ended June 30, 2007 is calculated as explained in Note 2 and is detailed as follows:

	6 months		December 31,
(million euros)	2007	2006	2006
Current income tax	213	183	467
Deferred income tax	94	81	163
Income tax	307	264	630

Note 6. Earnings per share

The computation and reconciliation of basic and diluted earnings per share from continuing operations for the periods ended June 30, 2007, June 30, 2006 and December 31, 2006 are as follows:

	6 months		December 31,
	2007	2006	2006
Numerator (in million euros)
Net income from continuing operations - Group share	803	550	1,375
Adjusted net income from continuing operations - Group share	803	550	1,375

Denominator (in thousands of shares)
Weighted average number of shares outstanding	173,670	174,341	174,543
Effect of dilutive securities — stock options	2,687	1,304	2,308
Total potential dilutive shares	2,687	1,304	2,308
Weighted average number of shares outstanding — fully diluted	176,357	175,645	176,851

Basic earnings per share (euros) from continuing operations	4.62	3.15	7.88

Diluted earnings per share (euros) from continuing operations	4.55	3.13	7.77

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 31 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Debt

The debt split is as follows:

	June, 30		December 31,
(million euros)	2007	2006	2006
Long-term debt excluding put options on shares of subsidiaries	8,901	8,585	9,215
Put options on shares of subsidiaries, long-term	206	184	206
Long-term debt	9,107	8,769	9,421
Short-term debt and current portion of long-term debt excluding put options on shares of subsidiaries	1,684	2,944	1,553
Put options on shares of subsidiaries, short-term	111	78	111
Short-term debt and current portion of long-term debt	1,795	3,022	1,664
Total debt excluding put options on shares of subsidiaries	10,585	11,529	10,768
Total put options on shares of subsidiaries	317	262	317
Total debt	10,902	11,791	11,085

Analysis of debt excluding Put options on shares of subsidiaries by maturity

	June 30,		December 31,
(million euros)	2007	2006	2006
Repayable in more than five years	6,700	3,477	4,569
Repayable between one and five years	2,201	5,108	4,646
Long-term debt (*)	8,901	8,585	9,215
Short-term debt and current portion of long-term debt (*)	1,684	2,944	1,553
Total debt (*)	10,585	11,529	10,768
(*) excluding put options on shares of subsidiaires

At June 30, 2007, 1,768 million euros of short-term debt (mainly commercial paper and short-term borrowings) have been classified as long-term based upon the Group’s ability to refinance these obligations on a medium and long-term basis through its committed credit facilities.

Taking into account the one year extension of the 1,825 million euros syndicated credit facility granted by the banks participating to the syndicate on June 15, 2007, 1,768 million euros of short-term debt have been classified as a debt repayable in more than five years (until July 28, 2007).

Average spot interest rate

The average spot interest rate of the debt after swaps, as at June 30, 2007, is 5.8% (5.4% as of June 30, 2006 and 5.8% as of December 31, 2006).

Securitization programs

In January 2000, the Group entered into a multi-year securitization agreement in France with respect to trade receivables. This program was renewed in 2005 for a 5-year period.

Under the program, the subsidiaries agree to sell on a revolving basis, some of their accounts receivables. Under the terms of the arrangement, the subsidiaries involved in these programs do not maintain control over the assets sold and there is neither entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of the receivables, in order to secure his risk, only finance a part of the acquired receivables as it is usually the case for similar commercial transactions. As risks and benefits cannot be considered as being all transferred, these programs do not qualify for derecognition of receivables, and are therefore accounted for as secured financing.

Trade receivables therefore include sold receivables totaling 265 million euros as of June 30, 2007 (265 million euros as of June 30, 2006 and 265 million euros as of December 31, 2006).

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 32 of 37 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

The current portion of debt includes 230 million euros as of June 30, 2007, related to these programs (230 million euros as of June 30, 2006 and 230 million euros as of December 31, 2006).

The agreements are guaranteed by subordinated deposits totaling 35 million euros as of June 30, 2007 (35 million euros as of June 30, 2006 and 35 million euros as of December 31, 2006).

The Group owns no equity share in the special purpose entities.

Put options on shares of subsidiaries

As part of the acquisition process of certain entities, the Group has granted third party shareholders the option to require the Group to purchase their shares at predetermined conditions. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors, which are essentially financial or industrial investors or former shareholders of the acquiring entities. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including debt and cash acquired, would amount to 354 million euros at June 30, 2007 (354 million euros at December 31, 2006).

Out of the outstanding debt at June 30, 2007, 133 million euros and 8 million euros can be exercised in 2007 and 2008, respectively. The remaining 213 million euros can be exercised starting 2009.

Put options granted to minority interests of subsidiaries are classified as debt. Out of the total options granted by the Group, the options granted to minority interests amounted to 317 million euros at June 30, 2007 (317 million euros at December 31, 2006), the remaining options were granted on shares of associates or joint ventures.

This specific debt is recorded by reclassifying the underlying minority interests and recording goodwill in an amount equal to the difference between the carrying value of minority interests and the value of the debt (respectively 164 million euros at June 30, 2007 and 177 million euros at December 31, 2006).

Note 8. Dividends distributed

The following table indicates the dividend amount per share the Group distributed for the year 2006 in 2007 and the dividend amount per share distributed for the year 2005 in 2006.

(euros, except total dividend distribution)	2006 approved in 2007	2005 approved in 2006
Total dividend distribution (million euros)	521	447

Base dividend per share	3.00	2.55

Increased dividend per share	3.30	2.80

Note 9. Legal and arbitration proceedings

On December 3, 2002, the European Commission imposed a fine on us in the amount of 250 million euros on the grounds that some of our subsidiaries had allegedly colluded on market shares and prices with their competitors between 1992 and 1998 for wallboard, essentially in the United Kingdom and Germany. We vigorously challenge this decision and have brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters, on February 14, 2003. The proceedings before the court ended following the hearing that took place on January 25, 2007, during which Lafarge and the European Commission presented their respective arguments. The CFI’s decision is unlikely to be issued before 2008. As a bank guarantee was given on our behalf, no payment will have to be made before the decision of the court.

Following investigations on the German cement market, the German competition authority, the Bundeskartellamt, announced on April 14, 2003, that it was imposing fines on German cement companies, including one in the amount of 86 million euros on Lafarge Zement, our German cement subsidiary for its alleged anti-competitive practices in Germany. Lafarge Zement believes that the amount of the fine is disproportionate in light of the actual facts and has brought the case before the Higher Regional Court, the Oberlandesgericht, in Düsseldorf. The court’s decision is not expected before 2008. No payment nor any guarantee is required to be made or given prior to the court’s decision.

A provision of 300 million euros was recorded in our financial statements for the year ended December 31, 2002 in connection with the two matters above and we recorded additional provisions in each of our annual financial statements since 2003 in relation to interest on part of these amounts for a total amount of 45 million euros at June 30, 2007.

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CONSOLIDATED FINANCIAL STATEMENTS

In late 2005, several class action lawsuits were filed in the United States District Court for the Eastern District of Louisiana. In their complaints, plaintiffs allege that our subsidiary, Lafarge North America Inc., and several other defendants are liable for death, bodily and personal injury and property and environmental damage to people and property in and around New Orleans, Louisiana, which they claim resulted from a barge that allegedly breached the Industrial Canal levee in New Orleans during or after Hurricane Katrina. Lafarge North America Inc. intends to vigorously defend itself in this action. Lafarge North America Inc. believes that the claims against it are without merit and that these matters will not have a materially adverse effect on its results of operations, cash flows and financial position.

Finally, certain of our subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be resolved without any significant effect on the company’s and/or the group’s financial position, results of operations and cash flows. To the company’s knowledge, there are no other governmental, legal or arbitration proceedings which may have or have had in the recent past significant effects on the company and/or the group’s financial position or future profitability.

Note 10 Commitments and Contingencies

a) Collateral guarantes and other guarantees

Collateral guarantees and other guarantees provided by the Group are as follows:

(million euros)	June 30, 2007	December 31, 2006
Securities and assets pledged	41	6

Property collateralizing debt	350	354

Guarantees given	208	241

Total	599	601

b) Contractual obligations

The following details the Group’s significant contractual obligations.

	Payments due per period
(million euros)	Less than one year	One to five years	More than five years	June 30, 2007	December 31, 2006
Debt *	1,684	2,201	6,700	10,585	10,768
of which finance lease obligations	7	29	23	59	59

Scheduled interest payments **	517	1,455	1,782	3,754	3,638
Net scheduled obligation on interest rate swaps ***	5	10	(18)	(3)	(27)
Operating leases	196	372	267	835	857
Capital expenditures and other purchase obligations	1,139	665	417	2,221	1,948
Other commitments	93	40	41	174	167
Total	3,634	4,743	9,189	17,566	17,351

* Debt excluding put options on shares of subsidiaries (see Note 7)

** scheduled interest payments associated with variable rate are computed on the basis of the rates in effect at June 30

*** scheduled interest payments of the variable leg of the swaps are computed based on the rates in effect at June 30

The Group leases certain land, quarries, building and equipment. Total rental expense under operating leases was 93 million euros and 187 million euros for the periods ended June 30, 2007 and December 31, 2006, respectively.

Future expected funding requirements or benefit payments related to our pension and postretirement benefit plans are not included in the above table, because future long-term cash flows in this area are uncertain. Refer

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CONSOLIDATED FINANCIAL STATEMENTS

to the amount reported under the “current portion” of pension and other employee benefits liabilities in the balance sheet or in Note 24 to the Consolidated Financial Statements of the 2006 annual report on Form 20-F for further information on these items.

c) Other commitments

The following details the other commitments of the Group:

(million euros)	June 30, 2007	December 31, 2006
Unused confirmed credit lines	3,081	3,547
Put option to purchase shares in associates or joint ventures	37	37
Total	3,118	3,584

Note 11. Transactions with related parties

There were no significant related-party transactions during the period.

Note 12. Subsequent events

There were no subsequent events requiring disclosure.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 35 of 37 Total Pages

STATUTORY AUDITORS’ REVIEW REPORT ON THE FIRST HALF YEAR FINANCIAL INFORMATION FOR 2007

This is a free translation into English of the Statutory Auditors’ review report issued in French language and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

Statutory Auditors’ review report on the first half-year financial information for 2007

To the Shareholders,

In our capacity as Statutory Auditors and in accordance with the requirements of Article L. 232-7 of French Commercial Law (Code de commerce), we hereby report to you on:

•	the review of the accompanying condensed half-year consolidated financial statements of Lafarge, for the period from January 1 to June 30, 2007,

•	the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the European Union applicable to interim financial information.

Without qualifying the conclusion expressed above, we draw your attention to Note 2 “Summary of significant accounting policies” of the notes to the consolidated financial statements which sets out changes in accounting method introduced as of January 1, 2007 related to the adoption of the option offered by the amendment to IAS 19, Employee Benefits, to recognize through equity all actuarial gains and losses under defined-benefit pension plans.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year financial report commenting the condensed half-year consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, August 2, 2007

The Statutory Auditors

French original signed by

DELOITTE & ASSOCIES		ERNST & YOUNG Audit
Arnaud de Planta	Jean-Paul Picard	Christian Mouillon	Alain Perroux

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2007  |  Page 36 of 37 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 3, 2007	Lafarge (Registrant)
By: /s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and
Executive Vice President

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